Contact:	Brian Begley Investor Relations Atlas America, Inc. 1845 Walnut St. — Suite 1000 Philadelphia, PA 19103 (215) 546-5005 (215) 546-5388 (facsimile)

Atlas America, Inc. Announces Commencement of Dutch Tender
Offer for its Common Stock in a Price Range of $52.00 to $54.00 per
Share
Philadelphia, PA — February 8, 2007 — Atlas America, Inc. (NASDAQ: ATLS) (the “Company”) announced today that it has commenced a “Dutch Auction” tender offer for up to 1,950,000 shares, or approximately 10% of its outstanding common stock. Under terms of the offer, the Company will invite shareholders to tender their shares at prices specified by the tendering shareholders at a purchase price not in excess of $54.00 or less than $52.00 per share.
The tender offer is being commenced today, Thursday, February 8, 2007 and will expire at 5:00 PM, New York City time, on March 9, 2007, unless extended by the Company.
Atlas America will select the lowest single per-share purchase price that will allow it to buy 1,950,000 million shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not withdrawn. If the offer is over-subscribed, Atlas America will purchase first from shareholders owning fewer than 100 shares and tendering all of such shares at or below the purchase price determined by the Company and then from all other shareholders tendering at or below such purchase price on a pro rata basis. The tender offer will not be conditioned on any minimum number of shares being tendered.
Neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price on any tender. Each shareholder must make his or her own decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any shares pursuant to the offer. D.F. King and Co., Inc. will act as Information Agent.

Atlas America, Inc., owns an 80% common unit interest and all of the Class A and management incentive interests in Atlas Energy Resources, LLC (NYSE: ATN). Atlas America also owns an 83% interest in Atlas Pipeline Holdings, L.P. (NYSE: AHD), a limited partnership which owns a 2% general partner interest in Atlas Pipeline Partners, L.P. (NYSE: APL), all the incentive distribution rights in APL and 1,641,026 common units of APL. For more information, please visit our website at www.atlasamerica.com, or contact Investor Relations at bbegley@atlasamerica.com.
IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares. The solicitation of offers to buy the Company’s common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Shareholders may obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov or from our information agent, D.F. King and Co., at 48 Wall Street, New York, New York 10005; (800) 967-7858. Shareholders are urged to read carefully those materials prior to making any decisions with respect to the tender offer.
Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Atlas America, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company’s reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.